UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.  )*

EATON VANCE LIMITED DURATION INCOME FUND
 (Name of Issuer)

Auction Preferred Shares
 (Title of Class of Securities)

27828H204, 27828H303, 27828H402, 27828H501, 27828H600
 (CUSIP Number)

David Friedman
Paloma Partners
Two American Lane, Greenwich, CT 06831
(203) 861-4827
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 19, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No: 27828H204, 27828H303, 27828H402, 27828H501, 27828H600	Page 2 of 15 Pages
1	NAMES OF REPORTING PERSONS
Sunrise Partners Limited Partnership

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,012

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,012

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,012

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.7% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) Based upon a total of 8,640 Auction Preferred Shares outstanding as of March 31, 2022, as reported in the Company’s annual report for the March 31, 2022 fiscal year end.

SCHEDULE 13D

CUSIP No: 27828H204, 27828H303, 27828H402, 27828H501, 27828H600	Page 3 of 15 Pages
1	NAMES OF REPORTING PERSONS
Paloma International, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,012

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,012

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,012

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.7% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN, HC

(1) Based upon a total of 8,640 Auction Preferred Shares outstanding as of March 31, 2022, as reported in the Company’s annual report for the March 31, 2022 fiscal year end.

SCHEDULE 13D

CUSIP No: 27828H204, 27828H303, 27828H402, 27828H501, 27828H600	Page 4 of 15 Pages
1	NAMES OF REPORTING PERSONS
Paloma Partners Management Company

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,012

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,012

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,012

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.7% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO, IA

(1) Based upon a total of 8,640 Auction Preferred Shares outstanding as of March 31, 2022, as reported in the Company’s annual report for the March 31, 2022 fiscal year end.

SCHEDULE 13D

CUSIP No: 27828H204, 27828H303, 27828H402, 27828H501, 27828H600	Page 5 of 15 Pages
1	NAMES OF REPORTING PERSONS
Paloma Partners Advisors LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,012

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,012

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,012

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.7% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN, IA

(1) Based upon a total of 8,640 Auction Preferred Shares outstanding as of March 31, 2022, as reported in the Company’s annual report for the March 31, 2022 fiscal year end.

SCHEDULE 13D

CUSIP No: 27828H204, 27828H303, 27828H402, 27828H501, 27828H600	Page 6 of 15 Pages
1	NAMES OF REPORTING PERSONS
Paloma Partners Advisors, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,012

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,012

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,012

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.7% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO, HC

(1) Based upon a total of 8,640 Auction Preferred Shares outstanding as of March 31, 2022, as reported in the Company’s annual report for the March 31, 2022 fiscal year end.

SCHEDULE 13D

CUSIP No: 27828H204, 27828H303, 27828H402, 27828H501, 27828H600	Page 7 of 15 Pages
1	NAMES OF REPORTING PERSONS
Gregory Hayt

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,012

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,012

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,012

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.7% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

(1) Based upon a total of 8,640 Auction Preferred Shares outstanding as of March 31, 2022, as reported in the Company’s annual report for the March 31, 2022 fiscal year end.

SCHEDULE 13D

CUSIP No: 27828H204, 27828H303, 27828H402, 27828H501, 27828H600	Page 8 of 15 Pages
1	NAMES OF REPORTING PERSONS
S. Donald Sussman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,012

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,012

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,012

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.7% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

(1) Based upon a total of 8,640 Auction Preferred Shares outstanding as of March 31, 2022, as reported in the Company’s annual report for the March 31, 2022 fiscal year end.

SCHEDULE 13D

CUSIP No: 27828H204, 27828H303, 27828H402, 27828H501, 27828H600	Page 9 of 15 Pages
Item 1.	Security and Issuer

This Schedule 13D is being filed by the undersigned, pursuant to §240.13d-1(a), with respect to the Auction Preferred Shares (the “Auction Preferred Shares”) of Eaton Vance Limited Duration Income Fund (the “Company”), whose principal executive offices are located at Two International Place, Boston, MA 02110.

Item 2.	Identity and Background

(a-c,f) This Schedule 13D is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

i.	Sunrise Partners Limited Partnership (“Sunrise”);
ii.	Paloma International, L.P. (“Paloma International”);
iii.	Paloma Partners Management Company (“Paloma Management”);
iv.	Paloma Partners Advisors LP (“Paloma Advisors LP”);
v.	Paloma Partners Advisors, Inc. (“Paloma Advisors Inc.”);
vi.	Gregory Hayt (“Mr. Hayt”); and
vii.	S. Donald Sussman (“Mr. Sussman”).

This Schedule 13D relates to Auction Preferred Shares held for the account of Sunrise, a trading subsidiary of Paloma International, an investment vehicle whose principal business is to generate attractive, long term, risk adjusted returns with low correlation to markets. Each of Paloma Management and Paloma Advisors LP serves as general partner of Paloma International. Paloma Advisors, Inc. serves as general partner of Paloma Advisors LP. Mr. Sussman is the sole owner and President of Paloma Advisors, Inc. Mr. Sussman and Gregory Hayt serve as Directors of Paloma Management. Each of Sunrise, Paloma International, Paloma Management, Paloma Advisors LP, Paloma Advisors Inc., Mr. Hayt, and Mr. Sussman accordingly may be deemed to be the beneficial owner of all of the Auction Preferred Shares reported herein.

The principal business address of each of Sunrise and Paloma International is Maples Corporate Services Limited, P.O. Box 309, Ugland House Grand, P.O. Box 309, Ugland House Grand, Cayman, KY1-1104, Cayman Islands. The principal business address of each of Paloma Management, and Mr. Hayt is Two American Lane, Greenwich, CT 06836. The principal business address of each of Paloma Advisors LP, Paloma Advisors Inc. and Mr. Sussman is 888 E. Las Olas Blvd., Ft. Lauderdale, FL 33301.

Each of Sunrise and Paloma International is a Cayman Islands limited partnership. Each of Paloma Management and Paloma Advisors Inc. is a Delaware corporation. Paloma Advisors LP is a Delaware limited partnership. Each of Mr. Hayt and Mr. Sussman is a citizen of the United States of America.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

SCHEDULE 13D

CUSIP No: 27828H204, 27828H303, 27828H402, 27828H501, 27828H600	Page 10 of 15 Pages
Item 3.	Source and Amount of Funds or Other Consideration

The source of funds for the purchase of the Auction Preferred Shares reported herein was the general working capital of Sunrise. A total of approximately $20,240,000, including commissions, was paid to acquire the Auction Preferred Shares reported herein.

Item 4.	Purpose of Transaction

The Reporting Persons acquired and hold the Auction Preferred Shares for investment purposes, and such purchases have been made in the Reporting Persons' ordinary course of business. The Reporting Persons expect to review from time to time their investment in the Company and may, among other things and depending on the market and other conditions: (i) purchase additional Auction Preferred Shares, other classes of equity securities, options or related derivatives in the open market, in privately negotiated transactions or otherwise and (ii) sell all or a portion of the Auction Preferred Shares, other classes of equity securities, options or related derivatives now beneficially owned or hereafter acquired by them.  Also, consistent with their investment intent, the Reporting Persons have engaged and may continue to engage in communications with, without limitation, one or more officers of the Company, members of the Company’s board of directors (the “Board”), Company shareholders, advisors and/or other relevant parties, regarding the Company, including but not limited to the Company’s management, operations and governance, opportunities to increase shareholder value, and other matters related to the Company, in particular, the Company’s redemption of the Auction Preferred Shares reported herein.

Towards that end, the Reporting Persons have communicated to the Company about their desire for the Company to offer opportunities for liquidation to holders of Auction Preferred Shares.  On September 19, 2022, the Reporting Persons, through counsel, sent a letter to the Company, explaining how the dearth of both a functioning auction process for the Auction Preferred Shares and Company tender offers for the Auction Preferred Shares have resulted in the absence of any real path of liquidation for holders of Auction Preferred Shares, and asking for an immediate full par call for all outstanding Auction Preferred Shares.  The Reporting Persons are not seeking to change or influence control of the Company, but simply to have the Company provide an avenue to liquidation by offering a full redemption of the Auction Preferred Shares at par value.

Except as set forth above, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5.	Interest in Securities of the Issuer

(a, b) As of the date hereof, each of the Reporting Persons may be deemed to beneficially own an aggregate 1,012 Auction Preferred Shares, which is approximately 11.7% of the total outstanding Auction Preferred Shares (based upon a total of 8,640 Auction Preferred Shares outstanding as of March 31, 2022, as reported in the Company’s annual report for the March 31, 2022 fiscal year end).  This amount includes 194 Series A Auction Preferred Shares, 164 Series B Auction Preferred Shares, 366 Series C Auction Preferred Shares, 154 Series D Auction Preferred Shares, and 134 Series E Auction Preferred Shares.  Each of the Reporting Persons may be deemed to exercise shared, not sole, power to vote or to direct the vote, and the shared, not sole, power to dispose or to direct the disposition of, the 1,012 Auction Preferred Shares reported herein.

SCHEDULE 13D

CUSIP No: 27828H204, 27828H303, 27828H402, 27828H501, 27828H600	Page 11 of 15 Pages
(c) There were no transactions in the Auction Preferred Shares by the Reporting Persons in the past sixty days.

(d) This Item 5(d) is not applicable.

(e) This Item 5(e) is not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The agreement among the Reporting Persons to file this statement jointly in accordance with Rule 13d-1(k) of the Act is attached as Exhibit A to this Schedule 13D.  Except as set forth herein, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company.

Item 7.	Material to be Filed as Exhibits.

Exhibit A:	Joint Filing Agreement

SCHEDULE 13D

CUSIP No: 27828H204, 27828H303, 27828H402, 27828H501, 27828H600	Page 12 of 15 Pages
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 23, 2022

SUNRISE PARTNERS LIMITED PARTNERSHIP

	By:	Paloma International L.P., parent holder
	By	Paloma Partners Management Company, general partner
By:

/s/ DOUGLAS W. AMBROSE
	By:	Douglas W. Ambrose
Title: Executive Vice President

PALOMA INTERNATIONAL, L.P.

	By	Paloma Partners Management Company, general partner
By:

/s/ DOUGLAS W. AMBROSE
	By:	Douglas W. Ambrose
Title: Executive Vice President

PALOMA PARTNERS MANAGEMENT COMPANY

By:

/s/ DOUGLAS W. AMBROSE
	By:	Douglas W. Ambrose
Title: Executive Vice President

PALOMA PARTNERS ADVISORS LP

By:	Paloma Partners Advisors, Inc., general partner
By:

/s/ S. DONALD SUSSMAN
By:	S. Donald Sussman
Title: President

PALOMA PARTNERS ADVISORS INC.

By:

/s/ S. DONALD SUSSMAN
By:	S. Donald Sussman
Title: President

GREGORY HAYT

/s/ GREGORY HAYT
Gregory Hayt

S. DONALD SUSSMAN

/s/ S. DONALD SUSSMAN
S. Donald Sussman

SCHEDULE 13D

CUSIP No: 27828H204, 27828H303, 27828H402, 27828H501, 27828H600	Page 13 of 15 Pages
Attention: Intentional misstatements or omissions of fact constitute federal violations (see 18 U.S.C. 1001).

SCHEDULE 13D

CUSIP No: 27828H204, 27828H303, 27828H402, 27828H501, 27828H600	Page 14 of 15 Pages
EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13D with respect to the Auction Preferred Shares of Eaton Vance Limited Duration Income Fund, dated as of September 23, 2022, is, and any amendments thereto (including amendments on Schedule 13G) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

September 23, 2022

SUNRISE PARTNERS LIMITED PARTNERSHIP

	By:	Paloma International L.P., parent holder
	By	Paloma Partners Management Company, general partner
By:

/s/ DOUGLAS W. AMBROSE
	By:	Douglas W. Ambrose
Title: Executive Vice President

PALOMA INTERNATIONAL, L.P.

	By	Paloma Partners Management Company, general partner
By:

/s/ DOUGLAS W. AMBROSE
	By:	Douglas W. Ambrose
Title: Executive Vice President

PALOMA PARTNERS MANAGEMENT COMPANY

By:

/s/ DOUGLAS W. AMBROSE
	By:	Douglas W. Ambrose
Title: Executive Vice President

PALOMA PARTNERS ADVISORS LP

By:	Paloma Partners Advisors, Inc., general partner
By:

/s/ S. DONALD SUSSMAN
By:	S. Donald Sussman
Title: President

SCHEDULE 13D

CUSIP No: 27828H204, 27828H303, 27828H402, 27828H501, 27828H600	Page 15 of 15 Pages
PALOMA PARTNERS ADVISORS INC.

By:

/s/ S. DONALD SUSSMAN
By:	S. Donald Sussman
Title: President

GREGORY HAYT

/s/ GREGORY HAYT
Gregory Hayt

S. DONALD SUSSMAN

/s/ S. DONALD SUSSMAN
S. Donald Sussman